DriveWealth ETF Trust

15 Exchange Place
10th Floor
Jersey City, New Jersey 07302

March 23, 2023

Ms. Sally Samuel

Mr. Matthew S. Williams

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

Re:	DriveWealth ETF Trust

File Nos. 333-268359; 811-23837

Dear Ms. Samuel and Mr. Williams:

DriveWealth ETF Trust (the “Trust”) is filing this correspondence to respond to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that were received by telephone on March 9, 2023. The comments relate to the prospectus of DriveWealth ICE 100 Index ETF (formerly, DriveWealth 100) (the “Fund”), a series of the Trust, which is included in the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the SEC on November 15, 2022. For your convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Registration Statement.

Prospectus

Summary Prospectus

Principal Risks

Comment 1: Please make the following revisions to the disclosure in the risk factor entitled “Equity Securities Risk”: “The Index is composed of ETFs~~,~~ which ~~issue, and may~~ invest in~~,~~ equity securities, such as common stock.”

Response 1: The sentence identified by the Staff is intended to indicate that the Fund will invest in the equity securities issued by the Underlying ETFs. The disclosure has been revised to clarify this.

Comment 2: Please define the terms “bid” and “ask” when first used.

Response 2: The disclosure has been revised in response to the comment.

Comment 3: Please delete the cross-reference to the “Additional Information About the Fund and Underlying ETFs” subsection of the summary prospectus.

Response 3: The disclosure has been revised in response to the comment.

Comment 4: Please summarize, in the disclosure provided pursuant to Item 4(b) of Form N-1A, the “Management Risk” risk factor described pursuant to Item 9(c).

Response 4: The disclosure has been revised in response to the comment.

Statutory Prospectus

Additional Information about the Fund’s Investment Strategies

Comment 5: We note that the Index ranks 200 ETFs but selects only 100 ETFs to be constituents of the Index. Please revise the disclosure to clarify the distinction.

Response 5: The disclosure has been revised in response to the comment.

Comment 6: Please revise the disclosure to clarify whether the rebalancing and reconstitution of the Index occur at the same time.

Response 6: The disclosure has been revised in response to the comment.

Comment 7: Please revise the description of the Fund’s 80% policy so it is identical to the description in the summary section.

Response 7: The disclosure has been revised in response to the comment.

Additional Information about the Investment Risks of the Fund and the Underlying ETFs

Comment 8: Please clarify the cross-reference to the section entitled “Additional Information About the Fund and Underlying ETFs.”

Response 8: This cross-reference has been revised in response to the comment.

Comment 9: Please consider whether the disclosure appearing in the subsection entitled “Additional Information About the Fund and Underlying ETFs - Additional Risks” should be moved to the Fund’s SAI.

Response 9: As noted in footnote 7 to “ADI 2019-08 – Improving Principal Risks Disclosure” (the “ADI”), General Instruction C.3.(b) of Form N-1A provides that a fund may include (except in the summary section) information in its prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not “obscure or impede” an understanding of the information that is required to be included. The ADI also notes that funds are “encourage[d]” to disclose non-principal risks in their statements of additional information rather than in their prospectuses because the Staff believes that including this disclosure in the prospectus may “overwhelm” other important information.

The Trust has reviewed the disclosure in the “Additional Information About the Fund and Underlying ETFs - Additional Risks” subsection and has moved disclosure regarding certain risks of investing in the Fund and the Underlying ETFs to the SAI. However, it has retained other risks because the Trust believes that, depending on the constituents of the Index and certain practices of the Fund, these are risks that, while not so significant as to constitute principal risks under normal circumstances, are sufficiently important to investors as to be appropriate for inclusion in the Fund’s prospectus. In addition, the Trust believes that, in light of the presentation, nature and quantity of the information about non-principal risks of investing in the Fund, the disclosure will not (i) overwhelm the disclosure regarding principal risks, or (ii) obscure or impede an understanding of the information regarding principal risks. As such, the Trust submits that the disclosure is consistent with the Staff’s position as set forth in the ADI and the requirements of Form N-1A.

Comment 10: Please consider whether the disclosure regarding the risks of investing in the Underlying ETFs should be included in the “Principal Risks of Investing in the Fund” subsection.

Response 10: The disclosure in the subsection of the statutory prospectus entitled “Additional Information about the Investment Risks of the Fund and the Underlying ETFs - Principal Risks of Investing in the Fund - Investments in Other Investment Companies and ETFs Risk” has been revised to add a brief description of some of the investment risks of the Underlying ETFs. The Trust believes that the existing disclosure in the summary section of the prospectus regarding the Fund’s exposure to the risks of the Underlying ETFs is appropriate in light of the Fund’s principal strategies and the Index, which has 100 constituent ETFs that are not limited to investing in, among other things, any asset class, sector or market cap.

Comment 11: Please advise the Staff supplementally if the Underlying ETFs are expected to invest in contingent convertible bonds.

Response 11: The Trust has no current expectation that the Underlying ETFs will invest in contingent convertible bonds, particularly to an extent that would have a significant impact on the Fund. We note that the risk factor entitled “Convertible Securities Risk” has been moved to the SAI.

Comment 13: Please explain supplementally how liquidity risk is applicable to the Underlying ETFs given that the minimum market cap and trading cap requirements.

Response 13: Although liquidity risk is not a principal risk of the Fund, one or more Underlying ETFs may invest in less liquid or illiquid securities and thus will be subject to liquidity risk.

Should you have any questions regarding this letter, please contact me at (617) 951-9168.

Sincerely,

/s/ Julia M. Williams
Julia M. Williams

cc:	Keri E. Riemer, Esq., K&L Gates LLP
Richard F. Kerr, Esq, K&L Gates LLP
Christopher Quinn, DriveWealth ETF Trust

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